UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                             Payless Cashways, Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   704-378-405
                                   -----------
                                 (CUSIP Number)

                          Millard E. Barron, President
                             Payless Cashways, Inc.
                         800 NW Chipman Road, Suite 5900
                        Lee's Summit, Missouri 64064-8001
                        ---------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 21, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 704378405               SCHEDULE 13D                   Page  of  Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

                                       PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                                    979,100
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                              0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                           979,100
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     979,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

      Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the shares of common stock $.01 par value per share (the "Shares") of Payless Cashways, Inc. (the "Company"). The principal executive office of the Company is located at 800 NW Chipman Road, Suite 5900, Lee's Summit, Missouri 64064-8001.

      Item 2. Identity and Background.

      This statement is being filed by Maurice A. Halperin. My business address is 17890 Deauville Lane, Boca Raton, FL 33496. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

      Item 3. Source and Amount of Funds or Other Consideration.

      Not applicable.

      Item 4. Purpose of Transaction.

      Not applicable.

      Item 5. Interest in Securities of the Issuer.

      The event that requires filing of this Amendment No. 1 to Schedule 13D is a reduction in my beneficial ownership of the Company's outstanding common stock below 5%, which occurred on March 21, 2001. In the past sixty days I sold 87,900 Shares in 20 open market transactions on the OTC Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc. The transactions were executed on my behalf by PaineWebber Incorporated, a securities broker-dealer.

      The table below lists the transaction date for each of the sales, number of shares sold, price per share and total selling price.

   Transaction              Number of Shares
      Date                        Sold                Price Per Share   Total   Selling Price
----------------        ----------------------        ---------------   ---------------------
03/12/01                           500                       1.00               499.98
03/12/01                         2,400                       1.00             2,399.92
03/13/01                           500                       1.03125            515.61
03/13/01                         8,500                       1.03125          8,765.33
03/13/01                           500                       1.00               499.98
03/13/01                         2,200                       1.00             2,199.92
03/19/01                         2,500                        .985            2,462.41
03/19/01                         5,000                       1.00             4,999.83
03/19/01                         1,500                        .985            1,477.45
03/20/01                         2,500                        .99             2,474.91
03/20/01                         5,900                        .99             5,840.80
03/20/01                           500                       1.01               504.98
03/20/01                           500                       1.00               499.98
03/20/01                         8,900                       1.00             8,899.70
03/21/01                         2,500                        .99             2,474.91
03/21/01                        24,500                        .99            24,254.19
03/22/01                           500                       1.01               504.98
03/22/01                           500                       1.01               504.98
03/23/01                         2,500                        .99             2,474.91
03/23/01                        15,500                        .99            15,344.48

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable.

      Item  7. Material to be Filed as Exhibits.

      None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATE : March 27, 2001


/S/    Maurice A. Halperin
------------------------------------------------
Signature


Maurice A. Halperin
------------------------------------------------
Name and Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).